SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FINAL AMENDMENT

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

(Name of Issuer)

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

(Name of Person(s) Filing Statement)

SHARES OF LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Girish S. Kashyap, Esq.

c/o Grosvenor Capital Management

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

(312) 506-6695

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

George J. Zornada, Esq.

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, Massachusetts    02111-2950

(617) 261-3231

June 27, 2014

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$ 80,500,000.00 (a)	Amount of Filing Fee:	$ 10,368.40 (b)

(a)	Calculated as the aggregate maximum repurchase price for Shares.

(b)	Calculated at $128.80 per million of Transaction Valuation.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,368.40

Form or Registration No.: Schedule TO-I, Registration No. 005-85393

Filing Party: GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

Date Filed: June 27, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 27, 2014 by Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “Fund”) in connection with an offer by the Fund to purchase shares of limited liability company interest in the Fund (“Shares”) of up to $80,500,000 on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on June 27, 2014.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 11:59 p.m., Eastern Time, on July 25, 2014.
2.	The Valuation Date of the Shares tendered pursuant to the Offer was September 30, 2014.
3.

$ 30,671,644.93 in Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase and paid by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

By:
Name: Scott J. Lederman
Title: President

November 7, 2014